Ardelyx, Inc.

34175 Ardenwood Blvd, Suite 200

Fremont, CA 94555

May 3, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Ada D. Sarmento

Re:	Ardelyx, Inc.
Registration Statement on Form S-3 (Registration No. 333-217441)

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request acceleration by the Securities and Exchange Commission of the effective date of the above-referenced Registration Statement on Form S-3 (the “Registration Statement”) of Ardelyx, Inc. We respectfully request that the Registration Statement become effective as of 4:00 p.m., Washington, D.C. time, on May 4, 2017, or as soon as practicable thereafter.

Thank you for your assistance in this matter.

Very truly yours,

Ardelyx, Inc.

By:	/s/ Elizabeth A. Grammer
Elizabeth A. Grammer
Senior Vice President and General Counsel